

April 16, 2013

<u>Via E-mail</u>
Charles H. Turner
Chief Financial Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

      Re: **Pier 1 Imports, Inc.**
              Form 10-K for the Fiscal Year Ended February 25, 2012
              Filed April 25, 2012
              File No. 1-07832

Dear Mr. Turner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Andrew D. Mew

                    Andrew D. Mew
                    Accounting Branch Chief